UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

PROCESSED
JUL 0 2 2008
THOMSON REUTERS

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to _________.

Commission file number: 001-15773

CADENCE FINANCIAL CORPORATION
401(k) PLAN
(Full title of the Plan)

CADENCE FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

301 East Main Street
Starkville, MS 39759
(Address of principal executive offices and zip code)

CADENCE FINANCIAL CORPORATION

401(k) PLAN

REQUIRED INFORMATION

A. Financial Statement and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Information:

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

All other schedules are omitted because there is not information to report.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

CADENCE FINANCIAL CORPORATION

401(K) PLAN

TABLE OF CONTENTS

All other schedules are omitted because there is no information to report.

CADENCE FINANCIAL CORPORATION

401(K) PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

CADENCE FINANCIAL CORPORATION

401(K) PLAN

TABLE OF CONTENTS

All other schedules are omitted because there is no information to report.

T. E. LOTT & COMPANY, PA
CERTIFIED PUBLIC ACCOUNTANTS

QUALITY • INTEGRITY • SERVICE • PROFESSIONALISM • SINCE 1926

Alabama Society of Certified Public Accountants
Mississippi Society of Certified Public Accountants
Registered with Public Company Accounting Oversight Board
American Institute of Certified Public Accountants
Member of Center for Public Company Audit Firms
Member of Employee Benefit Plan Audit Quality Center
Member of Governmental Audit Quality Center
Private Companies Practice Section

T. E. Lott, CPA (1926-1971)
T. E. Lott, Jr, CPA
Charles M. Hawkins, CPA, CBA
John F. Prince, CPA
Nellah F. Taylor, CPA
Jeffry H. Read, CPA
Thomas J. Buckley, CPA
Vivian L. Yeatman, CPA
Bobby G. Shaw, CPA, CBA
Debby H. Gray, CPA, CPC
Clayton H. Richardson, III, CPA, CVA
J. Michael Prince, CPA
Mark A. Vickers, CPA, CVA
Stewart R. Greene, CPA
J. H. Kennedy, Jr., CPA
Samuel A. Bray, CPA
Frank F. Gray, CPA
Leslie W. Wood, CPA
Lawrence E. Wilson, CPA
David C. Neumann, CPA, CBA
Louise L. Chappell, CPA
John T. Frazier, CPA
Kristy A. Tunnell, CPA

COLUMBUS
221 North Seventh St.
P.O. Box 471
Columbus, MS 39703-0471
Tel: 662.328.5387
Fax: 662.329.4993

STARKVILLE
106 B South Washington St.
P.O. Box 80282
Starkville, MS 39759-0282
Tel: 662.323.1234
Fax: 662.323.1284

TUSCALOOSA
2422 12th St.
Tuscaloosa, AL 35401
Tel: 205.759.4195
Fax: 205.759.1018

www.telott.com
info@telott.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cadence Financial Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of Cadence Financial Corporation 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of Cadence Financial Corporation 401(k) Plan as of December 31, 2007 and 2006, and for the years then ended present fairly, in all material respects, the net assets available for benefits of Cadence Financial Corporation 401(k) Plan as of December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2007 and 2006, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 2007, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. Lott & Company

Columbus, Mississippi
June 24, 2008

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Investments, at fair value (Note C):		
Participant directed	$16,512,386	$15,383,053
Participant notes receivable	163,044	207,191
	16,675,430	15,590,244
Receivables:		
Employer's contributions	-	18,518
Employees' contributions	-	50,966
	-	69,484
Total Assets	16,675,430	15,659,728
LIABILITIES	-	-
Net Assets Available for Benefits	$16,675,430	$15,659,728

The accompanying notes are an integral part of these statements.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
ADDITIONS TO NET ASSETS		
Investment income:		
Net appreciation in fair value of investments (Note C)	$ 231,024	$ 1,421,765
Interest	14,066	16,340
Dividends	63,407	63,812
Net gain (loss) on sale of assets	(12,771)	(43,673)
	295,726	1,458,244
Contributions:		
Employer	582,411	520,919
Participants	1,615,272	1,426,482
Rollovers	182,379	49,324
	2,380,062	1,996,725
Total additions to net assets	2,675,788	3,454,969
DEDUCTIONS FROM NET ASSETS		
Benefit payments and distributions	1,610,817	1,739,897
Administrative expenses	49,269	57,464
Total deductions from net assets	1,660,086	1,797,361
Net increase	1,015,702	1,657,608
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	15,659,728	14,002,120
End of year	$16,675,430	$15,659,728

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Cadence Financial Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of the Cadence Financial Corporation (the Company) and certain other associated companies (the Companies) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan changed its name, effective August 10, 2006, to Cadence Financial Corporation 401(k) Plan from NBC Capital Corporation Salary Reduction Thrift Plan.

Contributions

Each year, participants may contribute not less than 1% nor more than 50% of compensation. The Companies contribute 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution shall equal 75% of the first 6% of compensation deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct their account balance into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company and/or with forfeitures from the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

Forfeitures

Forfeitures are either used to offset Plan expenses or are allocated based on each participant's compensation. At December 31, 2007 and 2006, there were no forfeitures pending.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006, were as follows:

	December 31, 2007	December 31, 2006
Investments at Fair Value:		
Cadence Financial Corporation, 92,870 and 58,333 shares, respectively	$ 1,354,975	$ 1, 264,085
Principal Short-Term Bond Separate Account, 67,673 and 73,806 units, respectively	1,018,871	1, 106,694
Principal Large Cap Stock Index Separate Account, 34,376 and 38,340 units, respectively	1,965,522	2,084,230
Principal Money Market Separate Account, 23,068 and 16,950 units, respectively	1,146,569	803,457

NOTE C - INVESTMENTS (Continued)

	December 31, 2007	December 31, 2006
Investments at Fair Value (Continued):		
American Century Value Investment Fund 192,011 and 183,637 units, respectively	1,188,550	1,393,802
T. Rowe Price Equity Income Fund, 50,034 and 41,740 units, respectively	1,405,950	1,233,436
Russell Lifepoints Balanced Strategy, 65,414 and 68,947 units, respectively	1,144,516	1,133,604
Fidelity Advisor Mid Cap I Fund, 50,405 and 40,194 units, respectively	1,216,281	1,020,939

During 2007 and 2006 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $231,024 and $1,421,765, as follows:

Net Change in Fair Value

	Years Ended December 31, 2007	Years Ended December 31, 2006
Investments at Fair Value:		
Employer securities	$ (487,251)	$ (103,199)
Registered investment companies	182,282	668,668
Pooled separate accounts	527,365	852,707
Guaranteed interest	8,628	3,589
Net change in fair value	$ 231,024	$ 1,421,765

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

Cadence Bank, NA is the trustee of the Plan. Investments in pooled separate accounts as of December 31, 2007, are managed by Principal Financial Group, the custodian of these Plan assets.

NOTE G – CONCENTRATION OF CREDIT RISK

The Plan's concentration of financial risk consists primarily of investments and any risks associated with the Company's operations.

The Plan maintains investments in registered investment companies that mitigate financial risk through diversification. The Company is concentrated in a specific industry of geographical area that carries with it certain risks, and is therefore subject to the general and market risks applicable to all investors. The Plan Administrator does not believe these concentrations make the Plan vulnerable to other than normal market risk as of the financial statement date.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE H – PLAN AMENDMENTS

The Cadence Financial Corporation 401(k) Plan was amended effective August 10, 2006, to allow employees of Suncoast Bancorp, Inc., which was purchased by Cadence Bank, N.A., to come into the plan effective August 17, 2006, if the employees were eligible employees and had met all service requirements as of August 17, 2006. Years of service and vesting were also amended to count years of service with Suncoast Bancorp, Inc. for vesting purposes and for determining if the hours-of-service requirements have been met for all former Suncoast Bancorp, Inc. employees who are now employed by Cadence Bank, N.A.

The Cadence Financial Corporation 401(k) Plan was amended effective November 15, 2006, to allow employees of Seasons Bancshares, Inc., which was purchased by Cadence Bank, N.A., to come into the plan effective November 15, 2006, if the employees were eligible employees and had met all service requirements as of November 15, 2006. Years of service and vesting were also amended to count years of service with Seasons Bancshares, Inc. for vesting purposes and for determining if the hours-of-service requirements have been met for all former Seasons Bancshares, Inc. employees who are now employed by Cadence Bank, N.A.

SUPPLEMENTAL INFORMATION

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Guaranteed Interest Contract	**	$ 133,687
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Short-Term Bond Separate Account	**	1,018,871
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Money Market Sep Acct	**	1,146,569
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Bond & Mortgage Sep Acct	**	717,382
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Stock Index Sep Acct	**	1,965,522
*	Principal Life Insurance Company	Pooled Separate Accounts Principal US Property Sep Acct	**	717,939
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life EO Growth Strategy	**	272,808
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Balanced Strategy	**	1,144,516
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Conservative Strategy	**	111,883
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Growth Strategy	**	291,600

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Moderate Strategy	**	144,518
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime Strategic Income	**	24,091
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2010	**	28,125
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2020	**	427,275
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2030	**	28,913
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2040	**	28,948
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2050	**	5,461
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Diversified International Fund	**	766,919
*	Principal Life Insurance Company	Pooled Separate Accounts Principal International Emerging Market Fund	**	216,713
*	Principal Life Insurance Company	Pooled Separate Accounts Principal International Small Company	**	69,425

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Mid Cap Value I	**	68,771
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Mid Cap Growth II Separate Acct	**	25,326
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Small Cap Value Separate Acct	**	372,936
*	American Century Investments	Registered Investment Co. American Century Value Fund	**	1,188,550
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Equity-Income Fund	**	1,405,950
*	Fidelity Investments	Registered Investment Co. Fidelity Advisor Mid Cap Fund	**	1,216,281
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Science & Technology	**	130,473
*	Vanguard Funds	Registered Investment Co. Vanguard Explorer	**	526,425
*	American Funds	Registered Investment Co. Growth Fund of America	**	326,711
*	Cadence Financial Corporation	Employer Security Cadence Stock	**	1,354,975

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Range of Interest Rates range from 5.25% to 10.75%	**	163,044
*	Vanguard Group	Registered Investment Co. Vanguard Short-Term Federal Fund	**	634,823
				$ 16,675,430

* Denotes Party-In-Interest

** Cost information has been omitted for participant-directed investments

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Commission File Number 333-75054) pertaining to the Cadence Financial Corporation 401(k) Plan, our report dated June 24, 2008, relating to the financial statements and schedules of the Cadence Financial Corporation 401(k) Plan for the plan years ending December 31, 2007 and 2006 included in this Annual Report on Form 11-K.

T. E. Lott & Company

T. E. Lott & Company

Columbus, Mississippi
June 24, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Cadence Financial Corporation
401(k) Plan

By: Cadence Bank, as Trustee

By: Richard T. Haston

Name: Richard T. Haston
Title: Executive Vice President and Chief Financial Officer

June 25, 2008

END